UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Cavco Industries, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-08822
(State or other jurisdiction of incorporation)	(Commission File Number)

3636 North Central Avenue, Suite 1200 Phoenix, Arizona 85012
(Address of principal executive offices, including zip code)

Mickey R. Dragash
(602) 256-6263
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.
☐	Rule 13q-1under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended April 2, 2022.

Section 1 – Conflict Minerals Disclosure
Item 1.01. Conflict Minerals Disclosure and Report
The Conflict Minerals Report for the calendar year ended December 31, 2021 filed herewith as Exhibit 1.01, is publicly available at: http://investor.cavco.com.
Item 1.02. Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 – Exhibits
Item 3.01. Exhibits
The following exhibit is filed as part of this report:

Exhibit Number	Description
1.01	Conflict Minerals Reports as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAVCO INDUSTRIES, INC.
By:	/s/ Mickey R. Dragash
Mickey R. Dragash
General Counsel, Chief Compliance Officer
and Corporate Secretary

Date:	May 27, 2022